Exhibit 21

Subsidiaries of the Registrant and Wholly Owned Subsidiaries of the Registrant's Subsidiaries

Name	Parent Company	Jurisdiction of Incorporation
Alphatec Spine, Inc.	Alphatec Holdings, Inc.	California
EOS imaging S.A.S.	Alphatec Holdings, Inc.	France